

05051882

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.

Exact Name of Registrant as Specified in Charter

CIK # 0001243106

Registrant CIK Number

Form 8-K to be filed no later than May 1, 2005   4-18-05   SEC 2005-AR1

Electronic Report, Schedule or Registration Statement of Which
the Documents Are a Part (give period of report)

333-120916

SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)



REC'D S.D.C.

MAY 2 2005

108C

MAY 0 2 2005
WASH. D.C.

MAY 1 8 2005

THOMSON
FINANCIAL

[Form SE]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: _____ /s/ Joe Jurkowski _____
Name: Joe Jurkowski
Title: Vice President

Dated: April 29, 2005

EXHIBIT INDEX

<u>Exhibit</u>

·P   99.1   Certain Computational Materials Prepared
by the Underwriter in Connection with
Structured Asset Mortgage Investments II Inc. GreenPoint MTA Trust, Mortgage
Pass-Through Certificates, Series 2005-AR1
(Filed separately under cover of Form SE in
accordance with Rule 202 of Regulation S-T
pursuant to a continuing hardship exemption).

New Issue Marketing Materials

$1,465,500,000 (Approximate)

Greenpoint MTA Trust 2005-AR1
Mortgage Pass-Through Certificates, Series 2005-AR1

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of April 1, 2005.

April 18, 2005

$1,460,250,000 (approx)
Greenpoint MTA Trust 2005-AR1
Mortgage Pass-Through Certificates, Series 2005-AR1
MTA Indexed Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (2)	Credit Enhance. %age (3)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
A-1	$226,200,000	AAA/Aaa	19.00%	Floater (4)	MTA Neg Am	Super Senior LIBOR Floater
A-2	$659,200,000	AAA/Aaa	46.00%	Floater (4)	MTA Neg Am	Super Senior LIBOR Floater
A-3	$329,600,000	AAA/Aaa	19.00%	Floater (4)	MTA Neg Am	Senior Level 1 Support LIBOR Floater
A-4	$135,000,000	AAA/Aaa	10.00%	Floater (4)	MTA Neg Am	Senior Level 2 Support LIBOR Floater
X-1	Notional (5)	AAA/Aaa	10.00%	WAC (5)	MTA Neg Am	Senior Basis Interest Only
M-X	Notional (6)	AAA/[Aaa]	10.00%	WAC (6)	MTA Neg Am	Senior Basis Interest Only
M-1	$24,000,000	AAA/Aa1	8.40%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-2	$21,000,000	AA+/Aa2	7.00%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-3	$13,500,000	AA+/Aa3	6.10%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-4	$12,000,000	AA/A1	5.30%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-5	$10,500,000	AA-/A2	4.60%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-6	$9,750,000	A+/NR	3.95%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-7A	$1,000,000	A/Baa1	3.40%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
M-7B	$7,250,000	A/NR	3.40%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-1A	$3,750,000	A-/Baa2	2.90%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-1B	$3,750,000	A-/NR	2.90%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-2	$4,500,000	BBB+/Baa3	2.60%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-3	$4,500,000	BBB/NR	2.30%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
Privately Offered Certificates						
B-4	$14,250,000	BB/NR	1.35%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-5	$12,000,000	B/NR	0.55%	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater
B-6	$8,250,000	NR	--	Floater (7)	MTA Neg Am	Crossed Subordinate LIBOR Floater

(1) The Certificate Sizes are approximate and subject to a +/- 5% variance.

(2) The Offered Certificates will be rated by two of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and FitchRatings, Inc. ("Fitch").

(3) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(4) The Pass-Through Rate for the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates (collectively the " Class A Certificates") will be a floating rate based on One-Month LIBOR plus 0.24%, 0.22%, 0.28% and 0.30%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average net rate of the mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, the margin will double. The Class A Certificates will settle flat and accrue interest on an Actual/360 basis. The certificate balances of the Class A Certificates are subject to increases due to the negative amortization feature of the mortgage loans in each such class's respective mortgage loan group as described herein.

(5) The Class X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average net rate of the mortgage loans over (y) the weighted average pass-through rate on the Class A Certificates based on the notional amount equal to aggregate current principal amount of the Class A Certificates. The Class X-1 Certificates will settle with accrued interest and will accrue interest on an 30/360 basis.

(6) The Class M-X Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average net rate of the mortgage loans over (y) the weighted average pass-through rate on the Class M and Class B Certificates based on the notional amount equal to aggregate current principal amount of the Class M and Class B Certificates. The Class M-X Certificates will settle with accrued interest and will accrue interest on an 30/360 basis.

(7) The Pass-Through Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7A, Class M-7B (collectively, the "Class M Certificates"), Class B-1A, Class B-1B, Class B-2, Class B-3, Class B-4 , Class B-5 and Class B-6 Certificates (collectively, the "Class B Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average Net Rate of the mortgage loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class B Certificates will settle flat and accrue interest on an Actual/360 basis. The Class B Certificates are subject to increases in their certificate principal balances as a result of the negative amortization feature of the mortgage loans.

Depositor:	Structured Asset Mortgage Investments II, Inc.
Master Servicer:	Wells Fargo Bank, NA.
Servicer/Seller:	EMC Mortgage Corporation
Trustee:	JP Morgan Chase Bank.
Originator:	The mortgage loans were originated by Greenpoint Mortgage Funding, Inc.
Cut-off Date:	April 1, 2005
Closing Date:	April 29, 2005
Rating Agencies:	The Offered Certificates will be rated by two of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and FitchRatings, Inc. ("Fitch").
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing May 25, 2005.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Class A Certificates, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Advancing Obligation:	The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer

will be required to advance to the extent that the Servicer fails in its obligation.

Compensating Interest: On each distribution date, the Servicer is required to cover certain interest shortfalls as a result of certain prepayments .

Collateral Description: As of April 1, 2005, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $1.5 billion. The mortgage loans are indexed to 1-Yr MTA with monthly coupon adjustments that allow for negative amortization whereby interest payments may be deferred and added to the principal balance thereof. For these loans, the monthly payment amount is subject to adjustment annually on a date specified in the mortgage note, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the monthly payment prior to the adjustment, (ii) as of the fifth anniversary of the first due date and on every fifth year thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage of 110% of the original principal balance due to deferred interest, the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance of the mortgage loan over its remaining term to maturity.

Below is a summary of the expected loan characteristics of the pool:

Group	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max Rate
MTA Neg Am	100%	5.240%	4.865%	358	3.242%	2.867%	11.789%

Approximately 40% mortgage loans require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan during periods ranging from one year to five years after the mortgage loan was originated.

See the attached collateral descriptions for more information. NOTE: the information related to the mortgage loans described herein reflects information as of the March 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage Loans, as reflected herein, of up to 5%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.**

Pre-Funding Account:

On the Closing Date, cash up to an amount, but in no case more than, 25% of the total mortgage loan pool, will be deposited into the Pre-Funding Account. The amount will be used to purchase additional Mortgage Loans during the period ending no later than July 29, 2005 (the "Pre-Funding Period"). Any balance remaining in the Pre-Funding Period will be distributed as principal to the Class A Certificateholders (as applicable) on the following Distribution Date.

Underwriting Standards:

The mortgage loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement.

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Subordinate Certificates provide credit enhancement for the Senior Certificates.

Carryover Shortfall Amount:

If on any Distribution Date, the Certificate Interest Rate of any class of Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A Certificates their respective portion of any Carryover Shortfall Amount and then to the Class M and B Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash-Flow Description:	Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:
1. Payment of interest to the holders of the Class A Certificates, Class X-1 Certificates (net of Carryover Shortfall Amounts deposited into Carryover Reserve Fund) and Class M-X Certificates (net of Carryover Shortfall Amounts deposited into Carryover Reserve Fund), in an amount equal to their respective Pass-Through Rates (as described on the cover page);
2. Payment of principal to the holders of the Class A Certificates, pro rata, in an amount equal to Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class M and Class B Certificates so each such Class shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount. (The Class M-7 allocable share will be allocated pro rata among the Class M-7A and Class M-7B Certificates and the Class B-1 allocable share will be allocated pro rata among the Class B-1A and Class B-1B Certificates).
4. Payment of any Carryover Shortfall Amounts to the Class A, Class M and Class B Certificates.

Negative Amortization:	Since the mortgage loans are subject to negative amortization, the Class A Certificates and the Subordinate Certificates are subject to increases in their principal balances. **However, the amount of negative amortization that occurs in each interest accrual period with respect to each mortgage loan subgroup will be offset by principal collections for such period on such related mortgage loan subgroup.** Any negative amortization for a related loan subgroup that is not offset by principal collections will be accreted pro rata to each class of Certificates Certificates.
Shifting Interest:	The Senior Certificates (except for the Interest Only Certificates) will be entitled to receive 100% of the prepayments on the mortgage loans up to and including April 2015. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of

the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the related mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related mortgage loans do not exceed a) on or prior to April 2008, 20% or b) after April 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the related subordinate prepayment percentage can be allocated to the related subordinate classes.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. However, losses allocable to the Class M-7 Certificates will be allocated pro rata to the Class M-7A and Class M-7B Certificates and losses allocable to the Class B-1 Certificates will be allocated pro rata to the Class B-1A and Class B-1B Certificates. Thereafter, Realized Losses will be allocated first to the Class A-4 until zero and then pro rata, to the Class A-1, Class A-2 and Class A-3 Certificates, except losses otherwise allocable to the Class A-2 Certificates will first be allocated to the Class A-3 Certificates until zero.



Available Funds Cap Schedule

Payment Date	Class A-1 Effective Coupon	Class A-2 Effective Coupon	Class A-3 Effective Coupon	Class A-4 Effective Coupon	Class M-1 Effective Coupon	Class M-2 Effective Coupon	Class M-3 Effective Coupon	Class M-4 Effective Coupon
May-05	3.22	3.20	3.26	3.28	3.42	3.46	3.51	3.68
Jun-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-05	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-06	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-07	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-08	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50

Jan-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-09	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-10	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-11	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Apr-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Sep-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Oct-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Nov-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Dec-12	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jan-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Feb-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Mar-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50

Apr-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
May-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jun-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Jul-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50
Aug-13	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50

Payment Date	Class M-5 Effective Coupon	Class M-6 Effective Coupon	Class M-7 Effective Coupon	Class B-1 Effective Coupon	Class B-2 Effective Coupon	Class B-3 Effective Coupon
May-05	3.75	3.83	4.18	4.33	4.63	4.63
Jun-05	10.50	10.50	10.50	10.50	10.50	10.50
Jul-05	10.50	10.50	10.50	10.50	10.50	10.50
Aug-05	10.50	10.50	10.50	10.50	10.50	10.50
Sep-05	10.50	10.50	10.50	10.50	10.50	10.50
Oct-05	10.50	10.50	10.50	10.50	10.50	10.50
Nov-05	10.50	10.50	10.50	10.50	10.50	10.50
Dec-05	10.50	10.50	10.50	10.50	10.50	10.50
Jan-06	10.50	10.50	10.50	10.50	10.50	10.50
Feb-06	10.50	10.50	10.50	10.50	10.50	10.50
Mar-06	10.50	10.50	10.50	10.50	10.50	10.50
Apr-06	10.50	10.50	10.50	10.50	10.50	10.50
May-06	10.50	10.50	10.50	10.50	10.50	10.50
Jun-06	10.50	10.50	10.50	10.50	10.50	10.50
Jul-06	10.50	10.50	10.50	10.50	10.50	10.50
Aug-06	10.50	10.50	10.50	10.50	10.50	10.50
Sep-06	10.50	10.50	10.50	10.50	10.50	10.50
Oct-06	10.50	10.50	10.50	10.50	10.50	10.50
Nov-06	10.50	10.50	10.50	10.50	10.50	10.50
Dec-06	10.50	10.50	10.50	10.50	10.50	10.50
Jan-07	10.50	10.50	10.50	10.50	10.50	10.50
Feb-07	10.50	10.50	10.50	10.50	10.50	10.50
Mar-07	10.50	10.50	10.50	10.50	10.50	10.50
Apr-07	10.50	10.50	10.50	10.50	10.50	10.50
May-07	10.50	10.50	10.50	10.50	10.50	10.50
Jun-07	10.50	10.50	10.50	10.50	10.50	10.50
Jul-07	10.50	10.50	10.50	10.50	10.50	10.50
Aug-07	10.50	10.50	10.50	10.50	10.50	10.50
Sep-07	10.50	10.50	10.50	10.50	10.50	10.50
Oct-07	10.50	10.50	10.50	10.50	10.50	10.50
Nov-07	10.50	10.50	10.50	10.50	10.50	10.50
Dec-07	10.50	10.50	10.50	10.50	10.50	10.50
Jan-08	10.50	10.50	10.50	10.50	10.50	10.50
Feb-08	10.50	10.50	10.50	10.50	10.50	10.50
Mar-08	10.50	10.50	10.50	10.50	10.50	10.50
Apr-08	10.50	10.50	10.50	10.50	10.50	10.50
May-08	10.50	10.50	10.50	10.50	10.50	10.50
Jun-08	10.50	10.50	10.50	10.50	10.50	10.50
Jul-08	10.50	10.50	10.50	10.50	10.50	10.50
Aug-08	10.50	10.50	10.50	10.50	10.50	10.50
Sep-08	10.50	10.50	10.50	10.50	10.50	10.50
Oct-08	10.50	10.50	10.50	10.50	10.50	10.50
Nov-08	10.50	10.50	10.50	10.50	10.50	10.50
Dec-08	10.50	10.50	10.50	10.50	10.50	10.50
Jan-09	10.50	10.50	10.50	10.50	10.50	10.50

Feb-09	10.50	10.50	10.50	10.50	10.50	10.50
Mar-09	10.50	10.50	10.50	10.50	10.50	10.50
Apr-09	10.50	10.50	10.50	10.50	10.50	10.50
May-09	10.50	10.50	10.50	10.50	10.50	10.50
Jun-09	10.50	10.50	10.50	10.50	10.50	10.50
Jul-09	10.50	10.50	10.50	10.50	10.50	10.50
Aug-09	10.50	10.50	10.50	10.50	10.50	10.50
Sep-09	10.50	10.50	10.50	10.50	10.50	10.50
Oct-09	10.50	10.50	10.50	10.50	10.50	10.50
Nov-09	10.50	10.50	10.50	10.50	10.50	10.50
Dec-09	10.50	10.50	10.50	10.50	10.50	10.50
Jan-10	10.50	10.50	10.50	10.50	10.50	10.50
Feb-10	10.50	10.50	10.50	10.50	10.50	10.50
Mar-10	10.50	10.50	10.50	10.50	10.50	10.50
Apr-10	10.50	10.50	10.50	10.50	10.50	10.50
May-10	10.50	10.50	10.50	10.50	10.50	10.50
Jun-10	10.50	10.50	10.50	10.50	10.50	10.50
Jul-10	10.50	10.50	10.50	10.50	10.50	10.50
Aug-10	10.50	10.50	10.50	10.50	10.50	10.50
Sep-10	10.50	10.50	10.50	10.50	10.50	10.50
Oct-10	10.50	10.50	10.50	10.50	10.50	10.50
Nov-10	10.50	10.50	10.50	10.50	10.50	10.50
Dec-10	10.50	10.50	10.50	10.50	10.50	10.50
Jan-11	10.50	10.50	10.50	10.50	10.50	10.50
Feb-11	10.50	10.50	10.50	10.50	10.50	10.50
Mar-11	10.50	10.50	10.50	10.50	10.50	10.50
Apr-11	10.50	10.50	10.50	10.50	10.50	10.50
May-11	10.50	10.50	10.50	10.50	10.50	10.50
Jun-11	10.50	10.50	10.50	10.50	10.50	10.50
Jul-11	10.50	10.50	10.50	10.50	10.50	10.50
Aug-11	10.50	10.50	10.50	10.50	10.50	10.50
Sep-11	10.50	10.50	10.50	10.50	10.50	10.50
Oct-11	10.50	10.50	10.50	10.50	10.50	10.50
Nov-11	10.50	10.50	10.50	10.50	10.50	10.50
Dec-11	10.50	10.50	10.50	10.50	10.50	10.50
Jan-12	10.50	10.50	10.50	10.50	10.50	10.50
Feb-12	10.50	10.50	10.50	10.50	10.50	10.50
Mar-12	10.50	10.50	10.50	10.50	10.50	10.50
Apr-12	10.50	10.50	10.50	10.50	10.50	10.50
May-12	10.50	10.50	10.50	10.50	10.50	10.50
Jun-12	10.50	10.50	10.50	10.50	10.50	10.50
Jul-12	10.50	10.50	10.50	10.50	10.50	10.50
Aug-12	10.50	10.50	10.50	10.50	10.50	10.50
Sep-12	10.50	10.50	10.50	10.50	10.50	10.50
Oct-12	10.50	10.50	10.50	10.50	10.50	10.50
Nov-12	10.50	10.50	10.50	10.50	10.50	10.50
Dec-12	10.50	10.50	10.50	10.50	10.50	10.50
Jan-13	10.50	10.50	10.50	10.50	10.50	10.50
Feb-13	10.50	10.50	10.50	10.50	10.50	10.50
Mar-13	10.50	10.50	10.50	10.50	10.50	10.50
Apr-13	10.50	10.50	10.50	10.50	10.50	10.50

May-13	10.50	10.50	10.50	10.50	10.50	10.50
Jun-13	10.50	10.50	10.50	10.50	10.50	10.50
Jul-13	10.50	10.50	10.50	10.50	10.50	10.50
Aug-13	10.50	10.50	10.50	10.50	10.50	10.50

Yield Tables

	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class A-1 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29
WAL (yrs)	6.69	4.68	3.53	2.77	2.25	1.86	1.35	1.02
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class A-2 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27
WAL (yrs)	6.69	4.68	3.53	2.77	2.25	1.86	1.35	1.02
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class A-3 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33
WAL (yrs)	6.69	4.68	3.53	2.77	2.25	1.86	1.35	1.02
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class A-4 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.35	3.35	3.35	3.35	3.35	3.35	3.35	3.35
WAL (yrs)	6.69	4.68	3.53	2.77	2.25	1.86	1.35	1.02
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class M-1 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.5	3.5	3.5	3.5	3.5	3.5	3.5	3.49
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35

	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class M-2 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.54	3.54	3.54	3.54	3.54	3.54	3.54	3.54
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class M-3 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.59	3.59	3.59	3.59	3.59	3.59	3.59	3.59
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class M-4 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.76	3.76	3.76	3.76	3.76	3.76	3.77	3.76
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class M-5 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.84	3.84	3.84	3.84	3.84	3.84	3.84	3.84
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class M-6 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.92	3.92	3.92	3.92	3.92	3.92	3.92	3.92
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35

	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class M-7 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	4.28	4.28	4.28	4.28	4.28	4.28	4.28	4.28
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class B-1 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	3.29	3.29	3.29	3.29	3.29	3.29	3.29	3.29
WAL (yrs)	6.69	4.68	3.53	2.77	2.25	1.86	1.35	1.02
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class B-2 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	4.74	4.74	4.74	4.75	4.74	4.74	4.75	4.74
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class B-3 *Run to 10% Optional Termination*								
Price: 100.000								
Yield (%)	4.74	4.74	4.74	4.75	4.74	4.74	4.75	4.74
WAL (yrs)	11.47	8.22	6.25	5.12	4.4	3.8	2.92	2.28
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	9/25/2022	11/25/2017	11/25/2014	11/25/2012	7/25/2011	6/25/2010	2/25/2009	3/25/2008
Window	209	151	115	91	75	62	46	35
Class A-1 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.30	3.30	3.31	3.31	3.31	3.31	3.31	3.31
WAL (yrs)	7.09	5.08	3.86	3.04	2.46	2.04	1.47	1.09
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	4/25/2045	11/25/2042	11/25/2037	2/25/2029	7/25/2022
Window	480	480	480	480	451	391	286	207

Greenpoint MTA Trust 2005-AR1
Mortgage Pass-Through Certificates, Series 2005-AR1
Computational Materials: Preliminary Term Sheet

	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class A-2 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.28	3.28	3.28	3.29	3.29	3.29	3.29	3.28
WAL (yrs)	7.09	5.08	3.86	3.04	2.46	2.04	1.47	1.09
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	4/25/2045	11/25/2044	3/25/2041	2/25/2029	7/25/2022
Window	480	480	480	480	475	431	286	207
Class A-3 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.34	3.35	3.35	3.35	3.35	3.35	3.35	3.35
WAL (yrs)	7.09	5.08	3.86	3.04	2.46	2.04	1.47	1.09
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	4/25/2045	8/25/2043	8/25/2038	2/25/2029	7/25/2022
Window	480	480	480	480	460	400	286	207
Class A-4 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.36	3.37	3.37	3.37	3.37	3.38	3.37	3.37
WAL (yrs)	7.09	5.08	3.86	3.04	2.46	2.04	1.47	1.09
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	4/25/2045	11/25/2041	11/25/2036	2/25/2029	7/25/2022
Window	480	480	480	480	439	379	286	207
Class M-1 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.51	3.51	3.51	3.52	3.52	3.52	3.53	3.54
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	4/25/2045	11/25/2039	4/25/2035	9/25/2029	4/25/2023
Window	480	480	480	480	415	360	293	216
Class M-2 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.55	3.55	3.56	3.56	3.56	3.57	3.57	3.58
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	3/25/2045	9/25/2039	3/25/2035	9/25/2029	4/25/2023
Window	480	480	480	479	413	359	293	216

Greenpoint MTA Trust 2005-AR1
Mortgage Pass-Through Certificates, Series 2005-AR1
Computational Materials: Preliminary Term Sheet

	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class M-3 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.60	3.61	3.61	3.61	3.62	3.62	3.63	3.64
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	1/25/2044	11/25/2038	3/25/2035	8/25/2029	4/25/2023
Window	480	480	480	465	403	359	292	216
Class M-4 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.78	3.79	3.79	3.80	3.80	3.81	3.81	3.83
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	10/25/2043	8/25/2038	3/25/2035	8/25/2029	4/25/2023
Window	480	480	480	462	400	359	292	216
Class M-5 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.85	3.86	3.87	3.87	3.88	3.88	3.89	3.91
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	7/25/2043	4/25/2038	3/25/2035	8/25/2029	4/25/2023
Window	480	480	480	459	396	359	292	216
Class M-6 *Run to Maturity*								
Price: 100.000								
Yield (%)	3.94	3.95	3.95	3.96	3.96	3.97	3.98	4.00
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	5/25/2043	3/25/2038	3/25/2035	8/25/2029	4/25/2023
Window	480	480	480	457	395	359	292	216
Class M-7 *Run to Maturity*								
Price: 100.000								
Yield (%)	4.30	4.32	4.33	4.33	4.34	4.35	4.37	4.39
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	1/25/2043	10/25/2037	3/25/2035	8/25/2029	4/25/2023
Window	480	480	480	453	390	359	292	216

Greenpoint MTA Trust 2005-AR1
Mortgage Pass-Through Certificates, Series 2005-AR1
Computational Materials: Preliminary Term Sheet

	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class B-1 *Run to Maturity*								
Price: 100.000								
Yield (%)	4.46	4.48	4.49	4.50	4.50	4.51	4.53	4.56
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	10/25/2042	8/25/2037	3/25/2035	8/25/2029	4/25/2023
Window	480	480	480	450	388	359	292	216
Class B-2 *Run to Maturity*								
Price: 100.000								
Yield (%)	4.78	4.80	4.81	4.82	4.83	4.84	4.86	4.90
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	8/25/2041	6/25/2036	3/25/2035	8/25/2029	3/25/2023
Window	480	480	480	436	374	359	292	215
Class B-3 *Run to Maturity*								
Price: 100.000								
Yield (%)	4.78	4.80	4.81	4.82	4.83	4.84	4.86	4.90
WAL (yrs)	12.38	9.13	7.02	5.81	5.03	4.41	3.48	2.85
Start Date	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005	5/25/2005
End Date	4/25/2045	4/25/2045	4/25/2045	8/25/2041	6/25/2036	3/25/2035	8/25/2029	3/25/2023
Window	480	480	480	436	374	359	292	215